Lamb Weston Holdings, Inc.

222 W. Merchandise Mart Plaza, Suite 1300

Chicago, IL 60654

October 19, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement
on Form 10 (Commission File No. 001-37830)

Ladies and Gentlemen:

Lamb Weston Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on October 21, 2016 at 3:00 p.m. E.D.T., or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: on October 10, 2016, the board of directors of ConAgra Foods, Inc., a Delaware corporation (“ConAgra”), took several actions in connection with the spinoff of the Company from ConAgra, including establishing the distribution ratio for the spinoff, and setting a record date of November 1, 2016 and a distribution date of November 9, 2016. ConAgra and the Company wish to commence the process of printing and mailing the information statement relating to the spinoff as soon as possible following the record date.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Michael J. Solecki of Jones Day at (216) 586-7103 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

LAMB WESTON HOLDINGS, INC.

By:	/s/ Colleen Batcheler
Colleen Batcheler
Vice President